Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 14, 2025

Name of Registrant: Yum! Brands, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Yum! Brands, Inc. (YUM)

Respecting Employees’ Faith at Work: Vote YES on Proposal 6

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Yum! Brands shareholders to vote FOR Proposal1 No. 6, “Shareholder Proposal Regarding Report on Faith-Based Employee Resource Groups.”

      Supporting Statement

Faith is a deeply personal aspect of many individuals' lives, and for many employees, the ability to express and practice their faith in the workplace is integral to their overall well-being,

1https://d18rn0p25nwr6d.cloudfront.net/CIK-0001041061/77834da8-803c-4607-840f-589412d8dbff.html#YUM-20250403_HTM_item_5_shareholder_proposal_regarding engagement, and job satisfaction. According to a 2022 employee survey2 from Pearn Kandola, a mere 22% of religious employees in the U.S. feel comfortable discussing religious customs with non-Christian coworkers over fears of creating offense or workplace discomfort. Further, as per a recent Ipsos survey3 commissioned by religious liberty litigator Alliance Defending Freedom, religious employees self-censor over fears of corporate ramifications and, consequently, want greater corporate protections. Large majorities (3 in 5) report that respectfully expressing their religious/political viewpoints would be likely/somewhat likely to carry negative consequences, and two-thirds (66%) say that their company’s commitment to diversity should include respect for diverse religious beliefs outside the workplace. This feeling of hostility extends beyond current employees to recruitment and retention questions—almost half (42%) of Christian jobseekers say they’re much less likely to apply to a company with a work culture hostile to their religious beliefs.

Employee Resource Groups (ERGs) have long been acknowledged as valuable platforms for providing support, connection, and empowerment to employees. These groups contribute to a greater sense of belonging, help cultivate leadership opportunities, and often serve as a valuable channel for employees to engage in meaningful dialogue with the organization about issues of importance to them. While ERGs focused on various types of employee identity have long been established, faith-based ERGs have often faced challenges in being recognized or given equal support by employers. This imbalance sends a message: certain aspects of employee identity are valued more than others, potentially leaving employees who wish to express their religious beliefs feeling marginalized or overlooked.

Faith-based ERGs serve a vital function in fostering a supportive environment for employees of faith. These groups provide a space for individuals to gather, share their experiences, and find common ground with others who share similar beliefs. They also offer a platform for employees to explore how their faith can align with and enrich their professional lives, creating an environment where employees can feel whole and valued, both as professionals and as individuals with deeply-held beliefs. Importantly, these groups contribute to the creation of an environment where religious diversity is accepted and respected.

2 https://pearnkandola.com/research/religion-at-work-report/

3https://adflegal.org/press-release/survey-3-5-american-workers-fear-sharing-religious-political-views-workplace/

      Rebuttal to the Board’s Statement of Opposition

In its statement of opposition, Yum! Brands’ Board of Directors reiterates its commitment to respecting and valuing employees of diverse backgrounds. Ironically, this commitment is precisely why this proposal matters — supporting faith-based ERGs helps ensure that Yum! Brands is not inadvertently overlooking or excluding religious diversity, as this can alienate employees who find their religious identity to be an important and central part of their lives. Religious beliefs often influence personal values, decision-making, ethical stances, and how employees interact with colleagues, which in turn affects the workplace culture. Therefore, recognizing and respecting employees' right to gather in faith-based groups promotes a positive work culture that values every individual’s full identity. While the notion of an employee resource group for religious employees has been overlooked by many of the world’s largest businesses, the creation of a voluntary faith-based ERG is an opportunity for Yum! Brands to establish itself as an industry leader in regards to its employees of faith.

Research has shown that a sense of belonging leads to increased employee engagement, retention, and productivity. Faith-based ERGs can contribute to these outcomes by providing employees with a space where they feel comfortable being themselves, as well as opportunities for growth, mentorship, and leadership. By cultivating an environment that respects religious diversity, the company will not only strengthen its relationships with employees but also enhance its reputation as a company that genuinely values diversity of thought & belief.

      Conclusion

The establishment of a policy supporting faith-based ERGs is not only a step toward enhancing inclusion but also a reflection of the company’s commitment to supporting its employees holistically. By embracing and supporting faith-based ERGs, Yum! Brands will reaffirm its commitments to true diversity and contribute to the continued success and well-being of its workforce.

In the corporate zeitgeist, employee resource groups are designed to accommodate and alleviate the concerns of groups that currently feel vulnerable to backlash for being who they are at work. It’s time for Yum! Brands to reiterate its openness to ameliorating those concerns for its religious employees.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.